UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-15153

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLOCKBUSTER INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BLOCKBUSTER INC.

1201 Elm Street

Dallas, Texas 75270

BLOCKBUSTER INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Exhibits:
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Blockbuster Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Blockbuster Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas

June 21, 2006

BLOCKBUSTER INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2005	2004
Investments (Note 4)	$85,519,135	$85,800,476

Cash and cash equivalents	17,915	39,140

Receivables:
Investment income	6,993	6,933
Contributions:
Employee	325,263	332,966
Employer	175,263	181,993

Net assets available for benefits	$86,044,569	$86,361,508

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005
Contributions:
Employee	$11,333,536
Employer	5,314,728
Rollovers	213,806

Total contributions	16,862,070

Investment income (loss):
Interest and dividends	2,312,514
Net depreciation in fair value of investments	(6,571,243)

Net investment loss	(4,258,729)

Deductions:
Benefits paid to participants	(12,858,530)
Participant administrative expenses	(61,750)

Total deductions	(12,920,280)

Net decrease	(316,939)

Net assets available for benefits, beginning of period	86,361,508

Net assets available for benefits, end of period	$86,044,569

The accompanying notes are an integral

part of these financial statements.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—PLAN DESCRIPTION

The following is a brief description of the Blockbuster Investment Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

General

The Plan is a defined contribution 401(k) plan, which was adopted on February 8, 1999 and became effective on May 1, 1999, covering employees of Blockbuster Inc. (the “Company” or “Blockbuster”), and its participating subsidiaries. The Plan is offered on a voluntary basis to all eligible full-time and part-time employees and is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). During the 2005 Plan year, the Plan was administered by a Retirement Committee and an Investments Committee, the members of which were appointed by the Board of Directors of the Company. Effective January 1, 2006, the two committees were merged into one committee (the “Retirement/Investments Committee”). The Retirement/Investments Committee has discretionary control over the management and disposition of the Plan’s assets as set forth in the Plan document. The Retirement/Investments Committee is a named fiduciary of the Plan. The Plan is designed to satisfy the requirements of a “safe harbor” plan and is therefore exempt from the actual deferral and contribution percentage discrimination testing requirements of Code Sections 401(k) and (m). Although the Company anticipates that the Plan will continue indefinitely, it reserves the right to amend the Plan at any time through action of the Board of Directors, or the Retirement/Investments Committee in the case of certain administrative amendments, and to terminate the Plan at any time through action of its Board of Directors, provided that such action is in accordance with applicable law.

Eligibility

Full-time employees are generally eligible to participate in the Plan on the first day of the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service. Eligibility service is generally based on the number of days for which a full-time employee is given service credit. Part-time employees are generally eligible to participate in the Plan on the first day of the month following the month in which they have both (i) reached age 21 and (ii) completed one year of eligibility service, with eligibility service generally being defined as a consecutive twelve month period in which a part-time employee works at least 1,000 hours.

Investment and Participant Accounts

Effective January 1, 2005, Putnam Fiduciary Trust Company assigned recordkeeping and administrative services for the Plan to Mercer HR Services, L.L.C. Additionally, Mercer Trust Company (the “Trustee”) was appointed as successor trustee and/or custodian to Putnam Fiduciary Trust Company. The Trustee uses various parties, including Putnam Investments, for various administrative functions required by the Plan. Investment options for Plan participants are subject to change in accordance with the terms of the Plan.

The Putnam funds are managed by either Mercer HR Services, L.L.C. or the Trustee. Each of the funds, except for the Dimensional Fund Advisors U.S. Small Cap Fund, the EuroPacific Growth Fund, the Vanguard funds, the PIMCO Total Return Fund and the Viacom Class A and Class B Stock Funds, is identified as a party-in-interest.

Effective December 31, 2005, the company formerly known as Viacom Inc. (“Viacom”) was separated into two publicly traded entities, CBS Corporation (“CBS”) and new Viacom Inc. (“New Viacom”). As a result of the separation, each share of Viacom Class A Common Stock was converted into 0.5 of a share of CBS Class A Common Stock and 0.5 of a share of New Viacom Class A Common Stock and each share of Viacom Class B Common Stock was converted into 0.5 of a share of CBS Class B Common Stock and 0.5 of a share of New Viacom Class B Common Stock (“Share Conversion”). Participant accounts were adjusted to reflect the Share Conversion on January 3, 2006, the first day of trading for CBS and New Viacom common stock. Plan participants may continue to direct the investment of their account balance into the CBS Corporation Class B Common Stock Fund or the New Viacom Class B Common Stock Fund.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Effective January 1, 2006, The Putnam Fund for Growth and Income was replaced by The Putnam Equity Income Fund. As of December 30, 2005, any existing balance in The Putnam Fund for Growth and Income not transferred by participants to another investment option under the Plan was automatically transferred to The Putnam Equity Income Fund.

As of January 1, 2006, Plan participants have the option of investing their contributions or existing account balances among the following with the exception of the CBS Corporation Class A Stock Fund and the New Viacom Class A Stock Fund which do not accept new contributions and transfers-in:

Growth

Putnam Voyager Fund

Vanguard Morgan Growth Fund

Blend

Dimensional Fund Advisors U.S. Small Cap Fund

EuroPacific Growth Fund

Putnam Investors Fund

Putnam S&P 500 Index Fund

Vanguard Growth and Income Fund

Vanguard Total Stock Market Index Fund

Value

The George Putnam Fund of Boston

The Putnam Equity Income Fund

Vanguard Windsor II Fund

Income

PIMCO Total Return Fund

Putnam Income Fund

Capital Preservation

Putnam Stable Value Fund

Asset Allocation

Vanguard LifeStrategy Moderate Growth Fund

Common Stock Funds

Blockbuster Class A Stock Fund

Blockbuster Class B Stock Fund

CBS Corporation Class A Stock Fund

CBS Corporation Class B Stock Fund

New Viacom Class A Stock Fund

New Viacom Class B Stock Fund

Investment elections must be made in multiples of 1%. The Plan is intended to meet the requirements of ERISA Section 404(c). Thus, because the Plan permits participants to exercise control over assets in their Plan accounts in accordance with the requirements of Section 404(c), no person who is otherwise a fiduciary will be liable for any loss, or by reason of any breach, which results from such exercise of control.

Prior to July 1, 2000, employer matching contributions under the Plan were automatically invested in the Viacom Class A or Class B Stock Fund. Since July 1, 2000, employer matching contributions have been automatically invested in the Blockbuster Class A Stock Fund. Since March 25, 2002, the Plan has allowed participants to transfer employer matching contributions originally invested in the Blockbuster or Viacom stock funds and earnings thereon into any other investment fund offered by the Plan, thus rendering all investments participant directed as of December 31, 2005 and 2004. Effective January 1, 2006, employer matching contributions have been originally invested according to each participant’s investment elections.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Contributions

The Plan permits participants to contribute up to 15% (75% beginning on January 1, 2006) of annual Compensation (as defined under the Plan) on a before-tax basis subject to Code limitations. The Plan provides that the employer’s matching contribution is equal to (i) 100% of the first 3% of annual compensation contributed and 50% of the next 2% of annual compensation contributed if the participant is not a “highly compensated employee,” as determined under the Code rules; or (ii) 50% of the first 5% of annual compensation contributed if the participant is a “highly compensated employee.” For the 2005 Plan year, any employee whose prior year’s Compensation (as defined under the Plan) exceeded $90,000 was considered a highly compensated employee for Plan purposes. Pursuant to Code limits, total compensation considered under the Plan for purposes of determining contribution limits could not exceed $210,000 for 2005.

An employee is permitted to rollover into the Plan at any time part or all of the employee’s eligible distributions from other tax-qualified savings plans, including profit-sharing plans, pension plans and certain individual retirement arrangements.

The Code limits the amount of annual participant contributions that can be made on a before-tax basis; the limit was $14,000 for 2005. The Code also contains a per participant annual limit on aggregate participant and employer contributions to defined contribution plans maintained by the Company and certain related entities, which for 2005 was equal to the lesser of $42,000 or 100% of annual participant Earnings (as defined under the Plan).

Since January 1, 2003, all participants who have attained age 50 before the close of the calendar year have been allowed to make catch-up contributions. These contributions are treated as Unmatched Contributions (as defined under the Plan) and can be made if the eligible participants make the maximum contribution permitted under the Plan for a Plan year. Catch-up contributions cannot exceed 75% of the participant’s Compensation. The limit for catch-up contributions was $4,000 in 2005.

Loans to Participants

Participants are eligible to receive loans based on their vested account balances. The maximum loan available to a participant is the lesser of 50% of the participant’s vested account balance or $50,000 (determined by aggregating loans from all qualified defined contribution plans of the Company or any affiliated company), reduced by the highest aggregate outstanding balance of all Plan loans from all defined contribution plans of the Company or any affiliated company made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. Loans are collateralized by the participant’s remaining vested account balance. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the annual prime commercial rate, and a participant can only have one loan outstanding at any time. The loans outstanding at December 31, 2005 carry interest rates ranging from 5.0% to 10.5% and mature at various dates through October 2030. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest are specifically identified in the respective participants’ accounts and allocated in accordance with their current investment elections. A loan origination fee of $75.00 is assessed by Mercer HR Services, L.L.C. to borrowing participants of the Plan upon funding of the loan. Loans that are considered in default according to Plan provisions are reported as a deemed distribution, which is a taxable event for the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of Plan earnings. Expenses are charged for the administration of certain investment options. These expenses are allocated to participants’ accounts and thus are included as a component of the changes in net assets available for benefits.

Vesting

Participants in the Plan are immediately vested in their contributions and earnings thereon.

Through December 31, 2000, subject to certain exceptions, the employer’s matching contributions vested at 20% per year of vesting service, and became fully vested after five years of vesting service. If participants terminated employment prior to being vested in their employer matching contributions and received a distribution of the vested portion of their account, the non-vested portion of their account was forfeited and used to pay administrative expenses and to fund future employer matching contributions; provided that re-employed participants can request that forfeited amounts be restored to their accounts under certain circumstances. Participants with vested account balances exceeding $5,000 who did not receive a distribution of the vested portion of their account after termination of employment forfeited or will forfeit the non-vested portion after incurring a five year break-in-service (calculated in accordance with the Plan), with forfeited amounts being used as discussed above.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

On January 1, 2001 all active participants became fully vested in any employer contributions made previously to their account. In addition, all employer contributions made after January 1, 2001 are 100% vested at the time of contribution. Participants whose employment terminated prior to January 1, 2001 continue to be subject to the forfeiture provisions in place prior to January 1, 2001. Employer matching contributions of $4,246 for the year ended December 31, 2005 were forfeited in connection with these provisions. This amount has been or will be used to offset employer contributions.

Payment of Benefits Upon Termination of Employment or Disability

Subject to certain Code limitations, participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 unless they are still employed. All distributions are paid in cash except that a participant may elect to have the portion of his or her account that is invested in a Common Stock Fund distributed in shares of the applicable common stock.

Withdrawals During Employment

Participants in the Plan who are still actively employed may elect to withdraw part or all of their after-tax and rollover contributions and earnings thereon.

Participants who are not age 59 1/2 may also elect to withdraw up to 100% of their vested employer matching contributions contributed prior to January 1, 2001, and earnings thereon. Additionally, participants who are not age 59 1/2 may obtain hardship withdrawals of (i) any of their vested employer matching contributions that were contributed to the Plan before January 1, 2001 and (ii) any of their before tax contributions to the Plan.

Upon attainment of age 59 1/2, participants may also elect to withdraw all or part of their before-tax contributions and matching contributions, and earnings thereon.

With the exception of hardship withdrawals, participants are limited to one withdrawal in any calendar year. There is no restriction on the number of hardship withdrawals permitted.

Termination Priorities

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan will be distributed to participants in proportion to their respective vested interests in such net assets at that date.

Plan Expenses

Plan loan origination fees and distribution charges are allocated to participants’ accounts and thus are included in “Participant administrative expenses” in the Plan’s Statement of Changes in Net Assets Available for Benefits.

The Company pays for expenses incurred in connection with the administration of the Plan, to the extent not covered by forfeitures. The Company incurred a total of approximately $249,129 in administrative expenses and $51,000 of audit expenses for the 2005 Plan year. Effective January 1, 2006, account maintenance fees, Common Stock Fund fees and investment advisory fees have been paid from Plan assets.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The accrual method of accounting is used for financial statement presentation.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

Investment Valuation and Income Recognition

The Blockbuster Class A and Class B Stock Funds and the Viacom Class A and Class B Stock Funds are reported at fair value based on the quoted market price of the stock on the New York Stock Exchange. Investments with registered investment companies and the Putnam S&P 500 Index Fund are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 2005 and 2004. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

The Putnam Stable Value Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts, and is reported at contract value, consisting of the book value, or cost plus accrued interest, of the underlying investment contracts. In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1. “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), effective for Plan years ending after December 15, 2006. The FSP describes the limited circumstances in which the net assets of an investment company shall reflect the contract value of certain investments that it holds, provides a definition of a fully benefit-responsive investment contract and provides guidance with respect to financial statement presentation and disclosure of fully benefit-responsive investment contracts. The Company is currently evaluating the impact of this FSP on the accounting, presentation and disclosure of the Plan’s investments in guaranteed investment contracts.

Security Transactions

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee and employer contributions are accrued in the period that payroll deductions are made from Plan participants in accordance with salary deferral agreements and, as such, become obligations of the Company and assets of the Plan.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the related statement of changes in net assets available for benefits.

NOTE 3—COMMITMENTS AND CONTINGENCIES

        On November 16, 2005, Katherine Corthon filed a putative collective class action complaint under ERISA in the United States District Court for the Southern District of New York purporting to act on behalf of all persons who were participants in or beneficiaries of the Plan whose accounts included investments in Blockbuster stock, at any time, since November 15, 2003. On May 15, 2006, plaintiff filed a second amended complaint and asserted claims against Viacom, the Viacom Retirement Committee, William A. Roskin, John R. Jacobs, Mary Bell, Bruce Lewis, Robert G. Freedline, Larry Zine, Keith M. Holtz, Barbara Mickowski, Dan Satterthwaite, Phillip P. Dauman, Sumner M. Redstone, Richard Bressler, Michael D. Fricklas, John L. Muething, Linda Griego, Jackie M. Clegg, John F. Antioco, Peter A. Bassi, Robert A. Bowman, Gary J. Fernandes and Mel Karmazin. Plaintiff claims that the above-named defendants breached their fiduciary duties in violation of ERISA. Plaintiff seeks declaratory relief, recovery of actual damages, court costs, attorney’s fees, a constructive trust, restoration of lost profits to the Plan and an injunction. Blockbuster believes that the claims are without merit and intends to vigorously defend itself in the litigation.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 4—INVESTMENTS

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

	At December 31,
	2005		2004
	Units/ Principal Amount/ Shares	Net Assets	Units/ Principal Amount/ Shares	Net Assets
Putnam Stable Value Fund	10,411,247	$10,411,247	10,398,402	$10,398,402
Putnam Voyager Fund	487,960	8,758,889	542,463	9,297,813
Viacom Class B Common Stock[1]	253,998	8,280,361	301,435	10,969,213
Putnam Investors Fund	571,434	7,840,068	592,980	7,554,570
EuroPacific Growth Fund	182,966	7,519,897	170,893	6,088,929
The Putnam Equity Income Fund	411,105	6,894,228	—	—
Blockbuster Class A Common Stock	1,586,010	5,947,536	1,122,537	10,709,007
Putnam S&P 500 Index Fund	171,920	5,530,660	180,032	5,532,396
The Putnam Fund for Growth and Income	—	—	367,881	7,151,613

[1]	The Share Conversion has not been reflected as of December 31, 2005 since trading in CBS Class B Common Stock and New Viacom Class B Common Stock did not commence until January 3, 2006.

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated), as follows:

Year Ended December 31, 2005
Registered Investment Companies:
Dimensional Fund Advisors U.S. Small Cap Fund	$(10,621)
EuroPacific Growth Fund	949,959
The George Putnam Fund of Boston	(29,745)
PIMCO Total Return Fund	(11,785)
The Putnam Fund for Growth and Income	121,464
Putnam Income Fund	(34,256)
Putnam Investors Fund	559,191
Putnam Voyager Fund	406,884
Vanguard Growth and Income Fund	50,216
Vanguard LifeStrategy Moderate Growth Fund	58,598
Vanguard Morgan Growth Fund	187,886
Vanguard Total Stock Market Index Fund	51,749
Vanguard Windsor II Fund	29,677

2,329,217

Collective Investment Trusts:
Putnam S&P 500 Index Fund	252,080
Putnam Stable Value Fund	—

252,080

Common Stock:
Blockbuster Class A Common Stock	(7,995,852)
Blockbuster Class B Common Stock	(64,602)
Viacom Class A Common Stock	(6,091)
Viacom Class B Common Stock	(1,085,995)

(9,152,540)

Net depreciation	$(6,571,243)

BLOCKBUSTER INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS – (Continued)

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2005	2004
Net assets available for benefits per the financial statements	$86,044,569	$86,361,508
Amounts allocated to withdrawing participants	(36,129)	(69,500)

Net assets available for benefits per the Form 5500	$86,008,440	$86,292,008

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants per the financial statements	$12,858,530
Add: Amounts allocated to withdrawing participants at December 31, 2005	36,129
Less: Amounts allocated to withdrawing participants at December 31, 2004	(69,500)

Benefits paid to participants per the Form 5500	$12,825,159

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but are not paid as of that date.

NOTE 6—INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 23, 2003, that the Plan is designed in accordance with the requirements of 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has subsequently been amended and management will request a similar determination letter from the Internal Revenue Service for the Plan. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

BLOCKBUSTER INVESTMENT PLAN

SCHEDULE H, Line 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2005

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Unit/ Principal Amount/Shares/ Maturity and Interest Rates	(e) Current Value
	Registered Investment Companies:
	Dimensional Fund Advisors U.S. Small Cap Fund	101,171	$1,970,802
	EuroPacific Growth Fund	182,966	7,519,897
*	The George Putnam Fund of Boston	225,853	4,058,580
	PIMCO Total Return Fund	75,228	789,892
*	The Putnam Equity Income Fund	411,105	6,894,228
*	Putnam Income Fund	467,953	3,186,762
*	Putnam Investors Fund	571,434	7,840,068
*	Putnam Voyager Fund	487,960	8,758,889
	Vanguard Growth and Income Fund	38,664	1,233,007
	Vanguard LifeStrategy Moderate Growth Fund	147,196	2,718,704
	Vanguard Morgan Growth Fund	138,700	2,456,382
	Vanguard Total Stock Market Index Fund	42,951	1,288,521
	Vanguard Windsor II Fund	93,922	2,942,577

	Collective Investment Trusts:
*	Putnam S&P 500 Index Fund	171,920	5,530,660
*	Putnam Stable Value Fund	10,411,247	10,411,247

	Common Stock:
*	Blockbuster Class A Common Stock	1,586,010	5,947,536
*	Blockbuster Class B Common Stock	18,647	62,095
	Viacom Class A Common Stock	1,248	40,792
	Viacom Class B Common Stock	253,998	8,280,361

	Other:
*	Loans to participants	Interest rates ranging from 5.0% to 10.5%, with various maturities through October 2030	3,588,135

	Total investments		$85,519,135

*	Identified as a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

BLOCKBUSTER INVESTMENT PLAN

Date: June 21, 2006	By:	/s/ Dan Satterthwaite
Dan Satterthwaite
Chairman of the Retirement/Investments Committee

INDEX TO EXHIBITS

23.1	Consent of Independent Registered Public Accounting Firm